# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sportradar Group AG, CIK 0001836470
CUSIP: H8088L103
Title of class of securities: Class A Ordinary Shares, nominal value CHF 0.10 per share
Address of issuer's principal executive offices: Feldlistrasse 2, St. Gallen, Switzerland (V8), CH-9000
Date of event which requires filing of this statement: 08/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001543170

## Reporting persons
- Spruce House Investment Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,521,516; sole dispositive power 0; shared dispositive power 12,521,516; aggregate amount beneficially owned 12,521,516 (5.8% of the class)
- Spruce House Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,521,516; sole dispositive power 0; shared dispositive power 12,521,516; aggregate amount beneficially owned 12,521,516 (5.8% of the class)
- The Spruce House Partnership LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,521,516; sole dispositive power 0; shared dispositive power 12,521,516; aggregate amount beneficially owned 12,521,516 (5.8% of the class)
- Zachary Sternberg: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,521,516; sole dispositive power 0; shared dispositive power 12,521,516; aggregate amount beneficially owned 12,521,516 (5.8% of the class)
- Benjamin Stein: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,521,516; sole dispositive power 0; shared dispositive power 12,521,516; aggregate amount beneficially owned 12,521,516 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Sportradar Group AG
Address of issuer's principal executive offices:
Feldlistrasse 2
St. Gallen, Switzerland CH-9000

## Item 2. Person Filing
Name of person filing:
Spruce House Investment Management LLC
Spruce House Capital LLC
The Spruce House Partnership LLC
Zachary Sternberg
Benjamin Stein
Address of principal business office or, if none, residence:
435 Hudson Street, Suite 804
New York, NY 10014
Citizenship:
Spruce House Investment Management - Delaware
Spruce House Capital - Delaware
The Spruce House Partnership - Delaware
Zachary Sternberg - United States of America
Benjamin Stein - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Spruce House Investment Management LLC - 12,521,516
Spruce House Capital LLC - 12,521,516
The Spruce House Partnership LLC - 12,521,516
Zachary Sternberg - 12,521,516
Benjamin Stein - 12,521,516
Percent of class:
Spruce House Investment Management LLC 5.8%
Spruce House Capital LLC - 5.8%
The Spruce House Partnership LLC - 5.8%
Zachary Sternberg - 5.8%
Benjamin Stein - 5.8%
Sole power to vote or to direct the vote:
Spruce House Investment Management LLC - 0
Spruce House Capital LLC - 0
The Spruce House Partnership LLC - 0
Zachary Sternberg - 0
Benjamin Stein - 0
Shared power to vote or to direct the vote:
Spruce House Investment Management LLC - 12,521,516
Spruce House Capital LLC - 12,521,516
The Spruce House Partnership LLC - 12,521,516
Zachary Sternberg - 12,521,516
Benjamin Stein - 12,521,516
Sole power to dispose or to direct the disposition:
Spruce House Investment Management LLC - 0
Spruce House Capital LLC - 0
The Spruce House Partnership LLC - 0
Zachary Sternberg - 0
Benjamin Stein - 0
Shared power to dispose or to direct the disposition:
Spruce House Investment Management LLC - 12,521,516
Spruce House Capital LLC - 12,521,516
The Spruce House Partnership LLC - 12,521,516
Zachary Sternberg - 12,521,516
Benjamin Stein - 12,521,516

All of the shares which Spruce House Investment Manager LLC, Spruce House Capital LLC, The Spruce House Partnership LLC, Zachary Sternberg, and Benjamin Stein (collectively, the "Reporting Persons") may be deemed to beneficially own are held directly by The Spruce House Partnership LLC. Spruce House Investment Management LLC and Spruce House Capital LLC are the investment advisor to and general partner of, respectively, The Spruce House Partnership LLC, and may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held directly by The Spruce House Partnership LLC. By virtue of their positions with certain of the Reporting Persons, each of Messrs. Sternberg and Stein may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares held directly by The Spruce House Partnership LLC. This Schedule 13G shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Spruce House Investment Management LLC: /s/ Zachary Sternberg, Managing Member (08/11/2026)
- Spruce House Capital LLC: /s/ Zachary Sternberg, Managing Member (08/11/2026)
- The Spruce House Partnership LLC: /s/ Zachary Sternberg, Manager (08/11/2026)
- Zachary Sternberg: /s/ Zachary Sternberg, Zachary Sternberg (08/11/2026)
- Benjamin Stein: /s/ Benjamin Stein, Benjamin Stein (08/11/2026)